Exhibit 99.1

Jiuzi Holdings, Inc.

Consolidated Balance Sheets

(In U.S. Dollars)

	April 30,	October 31,
	2024	2023
	Unaudited	Audited
ASSETS
Current Assets
Cash and cash equivalents	$271,645	$1,139,191
Restricted cash	1,805	5,047
Short-term investment	44,198	43,733
Loans receivable	-	400,000
Loans receivable - related party	1,995,084	4,367,385
Accounts receivable	-	-
Accounts receivable - related party	1,207,752	158,197
Due from related parties	1,174,245	457,469
Inventory, net	211,108	840,557
Advances to suppliers	4,596	720,518
Other receivables and other current assets	50,567,571	1,516,331
Assets related to discontinued operation	-	823,349
Total Current Assets	55,478,004	10,471,777
Non-Current Assets
Property, plant and equipment, net	256,324	329,361
Intangible assets, net	11,683	11,828
Other non-current assets	78,359	22,625
Operating lease right of use asset	398,026	473,246
Assets related to discontinued operation	-	81,239
Total Non-Current Assets	744,392	918,299
Total Assets	56,222,396	11,390,076

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accruals and other payables	1,963,674	1,843,384
Accounts payable	331	328
Accounts payable – related party	7,044	6,970
Due to related parties	598,581	-
Taxes payable	2,795,181	2,686,879
Operating lease liabilities – current	165,594	160,013
Contract liability	190,989	971,525
Contract liability - related party	12,592	56,466
Liability related to discontinued operation	-	1,002,961
Total Current Liabilities	5,733,986	6,728,526
Non-Current Liabilities
Operating lease liabilities - non-current	173,633	167,781
Deferred income	174,721	172,883
Liability related to discontinued operation	-	21,570
Total Non-Current Liabilities	348,354	362,234
Total Liabilities	6,082,340	7,090,760

Commitments and Contingencies	-	-

Shareholders’ Equity
Ordinary shares, $0.00195 par value; (150,000,000 shares authorized, 135,301,969 shares issued and outstanding as of April 30, 2024 and 4,065,609 shares issued and outstanding as of October 31, 2023, respectively)	263,839	7,928
Additional paid-in capital	85,566,862	23,467,575
Statutory reserve	891,439	891,439
Accumulated deficit	(34,457,910)	(18,660,133)
Accumulated other comprehensive loss	(2,231,603)	(1,477,025)
Total equity attributable to Jiuzi Holdings, Inc.	50,032,627	4,229,784
Non-controlling interest	107,429	69,532
Total Equity	50,140,056	4,299,316
Total Liabilities and Shareholders’ Equity	$56,222,396	$11,390,076

See accompanying notes to financial statements.

Jiuzi Holdings, Inc.

Consolidated Statements of Operations and Comprehensive Loss

(In U.S. Dollars) Unaudited

	Six Months Ended	Six Months Ended
	April 30,	April 30,
	2024	2023
Revenues, net	$-	$602,241
Revenues – related party, net	2,281,238	12,573
Total Revenues	2,281,238	614,815

Cost of revenues	-	723,147
Cost of revenues– related party	2,323,808	28,275
Total cost of revenues	2,323,808	751,422

Gross loss	(42,570)	(136,607)

Selling and marketing expense	1,340	1,760
General and administrative expenses	1,143,582	1,256,867
Share-based compensation	12,355,200	540,000
Provision for credit loss on loans receivable	2,546,467	481,612
Reversal of bad debt provision	(224,745)	3,705,250
Operating expense	15,821,844	5,985,489

Loss before tax	(15,864,414)	(6,122,096)

Non-operating income (expense) items:
Other income (expense), net	28,963	25,523
Interest income	857	3,501
Interest expense	(52,926)	(239,325)
	(23,106)	(210,301)

Loss before income tax	(15,887,520)	(6,332,397)

Income tax	-	20

Gain/(loss) from discontinued operations	89,743	(216,213)
Net loss	(15,797,777)	(6,548,630)
Less: Loss attributable to non-controlling interest	(8,245)	(10,662)
Net income (loss) attributable to controlling interest	(15,789,532)	(6,537,968)

Loss per share
Basic and diluted	(0.12)	(3.44)

Weighted average number of ordinary shares outstanding*
Basic and diluted	135,301,969	1,905,793

Net loss	(15,797,777)	(6,548,630)

Other comprehensive income
Foreign currency translation income	235,328	671,495
Total comprehensive loss	(15,562,449)	(5,877,135)

See accompanying notes to financial statements.

Jiuzi Holdings, Inc.

Consolidated Statements of Changes in Shareholders’ Equity

(In U.S. Dollars) Unaudited

	Common Stock		Additional			Accumulated other	Equity attributable	Non-
	Number of		Paid-in	Statutory	Retained	Comprehensive	to	Controlling	Total
	Shares	Amount	Capital	Reserve	Earnings	Income	Jiuzi	interest	Equity
Balance at October 31, 2022	1,363,630	2,659	15,466,119	891,439	(9,342,111)	(1,074,299)	5,943,807	137,413	6,081,220
Shares issued for cash proceeds, net	444,444	866	1,199,134	-	-	-	1,200,000	-	1,200,000
Shares issued for compensation	177,778	347	539,653	-	-	-	540,000	-	540,000
Shares issued for debt conversion	598,952	1,168	1,671,932	-	-	-	1,673,100	-	1,673,100
Contribution (Distribution) in capital	-	-	-	-	-	-	-	(7,218)	(7,218)
Net income	-	-	-	-	(6,537,968)	-	(6,537,968)	-	(6,537,968)
Non-Controlling Interest	-	-	-	-	-	-	-	(10,662)	(10,662)
Appropriations to statutory reserves	-	-	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	687,899	687,899	(16,404)	671,495
Balance at April 30, 2023	2,584,804	5,040	18,876,838	891,439	(15,880,079)	(386,400)	3,506,838	103,129	3,609,967
Balance at October 31, 2023	4,065,609	7,928	23,467,575	891,439	(18,660,133)	(1,477,025)	4,229,784	69,532	4,299,316
Shares issued for cash proceeds, net	113,636,360	221,591	49,778,407	-	-	-	49,999,998	-	49,999,998
Shares issued for compensation	17,600,000	34,320	12,320,880	-	-	-	12,355,200	-	12,355,200
Shares issued for debt conversion	-	-	-	-	-	-	-	-	-
Contribution (Distribution) in capital	-	-	-	-	-	-	-	-	-
Net income	-	-	-	-	(15,789,532)	-	(15,789,532)		(15,789,532)
Non-Controlling Interest	-	-	-	-	-	-	-	(8,245)	(8,245)
Disposition of discontinued operation	-	-	-	-	89,743	-	89,743	41,357	131,100
Appropriations to statutory reserves	-	-	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(754,578)	(754,578)	4,785	(749,793)
Balance at April 30, 2024	135,301,969	263,839	85,566,862	891,439	(34,457,910)	(2,231,603)	50,032,627	107,429	50,140,056

See accompanying notes to financial statements.

Jiuzi Holdings, Inc.

Consolidated Statements of Cash Flows

(In U.S. Dollars) Unaudited

	Six Months Ended	Six Months Ended
	April 30,	April 30,
	2024	2023
Cash flows from operating activities
Net income	$(15,797,777)	$(6,548,630)
Net income (loss) from discontinued operation	89,743	(216,213)
Net income (loss) from continuing operation	(15,887,520)	(6,332,417)
Depreciation and amortization	64,446	102,170
(Recovery)/Provision for doubtful accounts	(224,745)	3,705,250
Amortization of operating lease ROU assets	80,757	-
Impairment loss/write-downs off other assets	2,546,467	-
Imputed interest expense	-	137,699
Loss from disposal of assets	11,881	1,883
Stock-based compensation	12,355,200	540,000
Changes in assets and liabilities
(Increase) decrease in accounts receivable	-	14,611
(Increase) decrease in accounts receivable – related party	(1,236,980)	-
(Increase) decrease in inventories	629,449	313,239
(Increase) decrease in advances to suppliers	1,491,787	195,741
(Increase) decrease in notes receivable- customers sales	400,000	-
(Increase) decrease in notes receivable-related party customers sales	(174,166)	(212,472)
(Increase) decrease in loans to related parties	-	(33,202)
(Increase) decrease in due from related parties	(1,043,561)	5,706
(Increase) decrease other receivables	(49,252,553)	-
(Increase) decrease in other assets	(55,734)	(773,192)
(Decrease) increase in accrued and other liabilities	122,128	(65,039)
Decrease in account payable	(328)	(8,071)
(Increase) decrease in accounts payable – related party	74	(135,038)
(Increase) decrease in taxes payable	107,907	(38,947)
(Decrease) increase in contract liability	(780,536)	-
(Decrease) increase in contract liability – related party	(43,875)	113,094
(Decrease) increase in operating lease liabilities	11,433	88,380
Net cash used in operating activities of continued operations	(50,878,469)	(2,380,605)
Net cash provided by (used in) operating activities of discontinued operations	48,305	(296,762)
Cash Used in Operating Activities	(50,830,164)	(2,677,367)

Cash flows from investing activities
Purchase of fixed assets	-	(7,499)
Acquisition of investment	(465)	-
Disposal of fixed assets	-	7,626
Redemption/disposal of investments	-	1,088,383
Net cash (used in)/provided by investing activities of continued operations	(465)	1,088,510
Net cash (used in ) investing activities of discontinued operations	(728,332)	(260,262)
Cash (used in)/provided by Investing Activities	(728,797)	828,248

Cash flows from financing activities
Proceeds from owner’s injection of capital	49,999,998	1,192,782
Repayment to related party payable	(144,397)	-
Repayments of convertible debenture	-	(866,668)
Net cash provided by financing activities of continued operations	49,855,601	326,114
Net cash provided by financing activities of discontinued operations	734,771	-
Cash provided by Financing Activities	50,590,372	326,114

Net decrease of cash and cash equivalents	(968,589)	(1,523,005)

Effect of foreign currency translation on cash and cash equivalents	120,611	23,084
Cash, cash equivalents, and restricted cash – beginning of period	1,184,344	2,370,632
Less: cash and cash equivalents of discontinued operations	62,916	126,286
Cash, cash equivalents, and restricted cash – end of period	$273,450	$744,425

Reconciliation of Cash, Cash Equivalents & Restricted Cash to Statements of Cash Flows
Cash & cash equivalents	271,645	827,308
Restricted cash	1,805	43,403
Total cash, cash equivalents, and restricted cash	$273,450	$870,711

Supplementary cash flow information:
Interest received	$-	$3,623
Interest paid	$-	$101,626
Income taxes paid	$-	$-

Non-cash financing and investing activities:
Notes payable converted to common stock	$-	$1,673,100

See accompanying notes to financial statements.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

Jiuzi Holdings, Inc. (the “Company” or “Jiuzi Holdings”) was incorporated in the Cayman Islands on October 10, 2019. The Company is a holding company whose operations are conducted through subsidiaries as described below.

Jiuzi New York Inc. (“Jiuzi New York”), a New York corporation established on April 3,2023. It is a wholly owned subsidiary of Jiuzi Holdings involved in corporate investment consulting.

Jiuzi (HK) Limited (“Jiuzi HK”) was incorporated in Hong Kong on October 25, 2019. It is a wholly owned subsidiary of the Company. It does not have any operation other than acting as a Hong Kong based holding company.

Zhejiang Navalant New Energy Automobile Co., Ltd. (“Jiuzi WFOE”) was incorporated on June 5, 2020 as a foreign owned entity in the People’s Republic of China (“PRC”). Jiuzi WFOE is a wholly owned subsidiary of Jiuzi HK. It does not have any operation other than acting as a PRC based holding company.

Zhejiang Jiuzi New Energy Holding Group Co., Ltd. (“Jiuzi Energy Holding) was incorporated on May 9, 2022 under the laws of the PRC. It is a wholly-owned subsidiary of Jiuzi HK and is mainly involved in research and development of automotive components; sales of new energy vehicles (“NEVs”) and electrical accessories for NEVs vehicles; sales of charging/battery swap infrastructure for NEVs; and sales of automotive spare parts and accessories.

Jiuzi HaoChe Supply Chain Co., Ltd. (“Haoche Supplychain”) was incorporated on September 6, 2021 under the laws of the PRC. It is a wholly-owned subsidiary of Zhejiang Navalant. It is mainly involved in management services of supply chain, automobiles sales and sales of NEVs..

Zhejiang Jiuzi New Energy Automobile Co. Ltd. (“Zhejiang Jiuzi”) was incorporated on May 26, 2017 in the PRC. Zhejiang Jiuzi’s scope of business includes the sale of NEVs and NEV components and parts, and the related development of products and services for the NEV industry. Zhejiang Jiuzi generates revenues by both selling NEVs and NEV components and parts to Jiuzi branded licensed NEV dealerships, and by rendering professional services to new Jiuzi NEV dealerships, such as initial setup, NEV product procurement services and specialized marketing campaigns.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

Shangli Jiuzi New Energy Automobile Co., Ltd. (“Shangli Jiuzi “) was incorporated on May 10, 2018 in the PRC. Its scope of business is similar to Zhejiang Jiuzi. Zhejiang Jiuzi owns a 59.0% equity interest in Shangli Jiuzi, and the remaining 41% equity interest is owned by unrelated third-party investors Shangli Jiuzi is accounted for as a subsidiary of Zhejiang Jiuzi.

Hangzhou Zhitongche Technology Co., Ltd. (“Hangzhou Zhitongche”) was incorporated on February 2, 2018 in the PRC. It provides technical services, technical development, technical consulting and trading for NEVs and NEV accessories. Hangzhou Zhitongche is a wholly owned subsidiary of Zhejiang Jiuzi.

Guangxi Nanning Zhitongche New Energy Technology Co., Ltd. (“Guangxi Nanning”) was incorporated on December 31, 2021 in the PRC. Its scope of business includes technical service, development and consultation; sales of electrical accessories for NEVs; new car sales; business agency services. Hangzhou Zhitongche owns a 90% equity interest in Guangxi Nanning and the remaining 10% equity interest is owned by an unrelated third-party investor. Guangxi Nanning is accounted for as a subsidiary of Zhejiang Jiuzi.

Hangzhou Jiuyao New Energy Automobile Technology Co. Ltd. (“Hangzhou Jiuyao “) was incorporated on January 24, 2022 in the PRC. Its scope of business includes technical services, technology development, technical consultation and promotion, as well as sales of automobiles and NEVs, and sales of electrical accessories and accessories for NEVs. Hangzhou Jiuyao is 51% owned by Hangzhou Zhitongche and the remaining 49% equity interest is owned by an unrelated third-party. Hangzhou Jiuyao is accounted for as a subsidiary of Zhejiang Jiuzi.

Hangzhou Jiuyao Youche Network Technology Co. Ltd. (“Jiuyao Youche”) was incorporated on August 8, 2022 in the PRC. Its scope of business includes rentals and sales of NEVs. Jiuyao Youche is 51% owned by Hangzhou Zhitongche and the remaining 49% equity interest is owned by unrelated third-party investors. Hangzhou Jiuyao is accounted for as a subsidiary of Zhejiang Jiuzi.

Jiuzi International (HK) Limited. (“New Energy Holding HK”) was incorporated on May 23, 2023 under the laws of the Hong Kong Special Administrative Region of the PRC. It is a wholly owned subsidiary of Jiuzi New York.It is mainly involved in corporate investment consulting.

Shenzhen Jiuzi New Energy Holding Group Co., Ltd. was incorporated on August 1, 2023 under the laws of the PRC. It is a wholly owned subsidiary of New Energy Holding HK and is mainly involved in sales of electrical accessories for NEVs, sales of charging/battery swap infrastructure for NEVs, sales of electrical chargers, operating electric charging infrastructure for NEVs, leasing of charging control equipment, and research and development of emerging energy technology.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

On November 10, 2022, Zhejiang Jiuzi New Energy Automobile Co., Ltd.(“Zhejiang Jiuzi”), a variable interest entity (of the Company, entered into a termination agreement (the “Termination Agreement”) Jiuzi WFOE, pursuant to which the Exclusive Option Agreement, the Exclusive Business Cooperation Agreement and the Equity Pledge Agreement (collectively the “VIE Agreements”) entered into among Zhejiang Jiuzi, Jiuzi WFOE and certain shareholders of Zhejiang Jiuzi would be terminated. On November 10, 2022, with approval of Jiuzi WFOE and approval of the board of directors of Zhejiang Jiuzi, Zhejiang Jiuzi issued a 0.1% equity interest in Zhejiang Jiuzi to a third-party investor. The issuance was completed on November 27, 2022. On January 20, 2023, Jiuzi WFOE exercised its call option under the Exclusive Option Agreements dated June 15, 2020 with a certain shareholder of Zhejiang Jiuzi and entered into equity transfer agreements with all of the shareholders of Zhejiang Jiuzi to purchase all the equity interest in Zhejiang Jiuzi. The transaction underlying the equity transfer agreements was completed and the VIE Agreements were terminated pursuant to the Termination Agreement on January 20, 2023. As a result, the VIE structure was dissolved and Zhejiang Jiuzi became a wholly owned subsidiary of Jiuzi WFOE.

The chart below reflect our organization structure:

Jiuzi Holdings, Inc.
("Jiuzi")
a Cayman Islands company
Offshore
Onshore
100%
Jiuzi (HK) Limited
a Hong Kong SAR compay
Jiuzi New York INC
a US compay
100%
Zhejiang Navalant New Energy
Automobile Co., Ltd
("Zhejiang Navalant")
a PRC company
100%
Zhejiang Jiuzi New Energy
Holding Group Co., Ltd.
a PRC company
100%
九紫新能国际控股（香港）有限公司
Jiuzi new energy international holding group (HK) Ltd
100%
深圳九紫新能控股集团有限公司
shenzhen JIuzi new energy holding group Ltd
100%
Jiuzi HaoChe Supply Chain Co.Ltd
("HaoChe supplychain")
a PRC company
100%
Zhejiang Jiuzi New Energy
Vchiclcs Co.Ltd ("Zhejiang
Jiuzi")
a PRC company
59%
Shangli Jiuzi New Energy
Vchiclcs Co.,Ltd
(Shangli Jiuzi")
100%
Hangzhou Zhitongche Technology Co., Ltd
("Hangzhou Zhitongche")
a PRC company
90%
Guangxi Nanning Zhitongche New Energy
Technology Co., Ltd
("Guangxi Nanning Zhitongche")

Jiuzi Holdings, Inc.

Notes to the Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiary. Significant inter-company transactions have been eliminated in consolidation.

Going Concern and Management’s Plan

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. As of April 30, 2024, the Company had an accumulated deficit of $43,398,710.

The Company plans to establish provincial regional sales centers in key cities and regions across the PRC, particularly in the Pearl River Delta and Yangtze River Delta areas to geographically expand the market and adopt centralized procurement system to reduce overhead cost and obtain volume discount. The Company also intends to cooperate with more manufacturers of NEVs, introduce more quality services and strengthen its publicity to attract more franchisees. Additionally, the Company intends to raise additional capital to provide additional funds to meet current and future liquidity needs. Management believes that it will be able to obtain the necessary financing and fund future expansion plans; however, there is no assurance that the Company will be successful in securing sufficient funds to sustain or grow its operations.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to reflect the possible future effect on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of these uncertainties. Management believes that the actions presently being taken to obtain additional funding and implement its strategic plan provides the opportunity for the Company to continue as a going concern.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results and outcomes may differ from management’s estimates and assumptions. In particular, the novel coronavirus (“COVID-19”) pandemic and the resulting adverse impacts to global economic conditions, as well as our operations, may impact future estimates including, but not limited to, our allowance for loan losses, inventory valuations, fair value measurements, asset impairment charges and discount rate assumptions. Certain prior year amounts have been reclassified to conform to the current year’s presentation. Amounts and percentages may not total due to rounding.

Functional and presentation currency

The functional currency of the Company is the currency of the primary economic environment in which the Company operates which is Chinese Yuan (“RMB”).

Transactions in currencies other than the entity’s functional currency are recorded at the rates of exchange prevailing on the date of the transaction. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at the end of the reporting periods. Exchange differences arising on the settlement of monetary items and on translation of monetary items at period-end are included in income statement of the period.

For the purpose of presenting these financial statements, the Company’s assets and liabilities are expressed in US$ at the exchange rate on the balance sheet date, stockholder’s equity accounts are translated at historical rates, and income and expense items are translated at the weighted average exchange rate during the period. The resulting translation adjustments are reported under accumulated other comprehensive income in the stockholder’s equity section of the balance sheets.

Exchange rate used for the translation as follows:

US$ to RMB

	Period End	Average
April 30, 2024	7.2401	7.1949
October 31, 2023	7.3171	7.0590
April 30, 2023	6.9120	6.9270

Jiuzi Holdings, Inc.

Notes to the Financial Statements

Fair Values of Financial Instruments

The Company adopted ASC 820 “Fair Value Measurements,” which defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosures requirements for fair value measures. Current assets and current liabilities qualified as financial instruments and management believes their carrying amounts are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization and if applicable, their current interest rate is equivalent to interest rates currently available.  The three levels are defined as follow:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value.

As of the balance sheet date, the estimated fair values of the financial instruments approximated their fair values due to the short-term nature of these instruments. Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates the hierarchy disclosures each year.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Cash and Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Restricted Cash

Restricted cash consists primarily of amounts preserved under a legal hold due to a complaint by a customer from an on-going litigation or amounts preserved for other purposes as required. Based on experience, they should be resolved within one calendar year or have a final conclusion. Conditions for lifting restrictions include withdrawal of the lawsuit by the customer, mutual settlement, or a final court judgment that has been fully executed.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

Accounts Receivable

Accounts receivable are recorded at the net value less estimates for expected credit losses. Management regularly reviews outstanding accounts and provides an allowance for doubtful accounts. When collection of an original invoice amount is no longer probable, the Company will either partially or fully write-off the balance against the allowance for doubtful accounts.

Short-term investments

Short-term investments consist primarily of investments in fixed deposits with original maturities between three months and one year and certain investments in wealth management products and other investments that the Company has the intention to redeem within one year. As of April 30, 2024 and October 31, 2023, bank deposits that were recorded as short-term investments amounted to $44,198 and $43,733, respectively.

Loans Receivable

Loans receivable are recorded at origination at the fair value less estimates for expected credit losses. Management regularly reviews outstanding accounts and provides an allowance for credit losses. When collection of the original amounts is no longer probable, the Company will either partially or fully write-off the balance against the allowance for credit losses.

Revenue Recognition

In 2014, the FASB issued guidance on revenue recognition (“ASC 606”), with final amendments issued in 2016. The underlying principle of ASC 606 is to recognize revenue to depict the transfer of goods or services to customers at the amount expected to be collected. ASC 606 creates a five-step model that requires entities to exercise judgment when considering the terms of contracts, which includes (1) identifying the contracts or agreements with a customer, (2) identifying our performance obligations in the contract or agreement, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue as each performance obligation is satisfied. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the services it transfers to its clients.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

The Company’s revenues consist of sales of vehicles to third party customers by its retail store, sales of vehicles to franchisees, fees from retail stores operated by franchisees, and subleases of vehicles to third party customers. Revenues from franchised stores include initial franchise fees and annual royalties based on a percent of net income.

The Company recognizes revenues from the sale of vehicles at the point in time when the Company has transferred physical possession of the vehicle to the customer and the customer has accepted the vehicle, therefore, indicating control has been transferred to the customer. The transaction price is determined and allocated to the product prior to the transfer of the vehicle to the customer.

The franchise services include a series of performance obligations and an indefinite license to use the Company’s trademark. The series of performance obligations are specific services and deliverables that are set forth in the agreement and are billed and receivable as delivered and accepted by the franchisee. These services and deliverables may be customized and are not transferable to other third parties.

Royalty revenues are distinct from the initial franchise services. The Company recognizes royalty revenues only when the franchisee has generated positive annual net income, at which point the Company has the contractual right to request for payment of the royalty. The royalty is calculated as a percentage of the franchisees’ annual net income.

The Company subleases vehicles to third parties and recognizes revenues over time which is ratably on a monthly basis over the term of the lease agreement.

The Company estimates potential returns and records such estimates against its gross revenue to arrive at its reported net sales revenue. The Company has not experienced any sales returns.

Inventory

Inventories, which are primarily comprised of merchandise for sale, are stated at the lower of cost or net realizable value, using the first-in first-out method. The Company evaluates the need for reserves associated with obsolete, slow-moving and non-salable inventory by reviewing net realizable values on a periodic basis. Only products with defects can be return to our suppliers.

Advertising

The Company expenses advertising costs as incurred and includes it in selling expenses. The Company recorded nil and $79,400 of advertising and promotional expenses for the six months ended April 30. 2024 and 2023, respectively.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

Income Taxes

Income taxes are provided in accordance with ASC No. 740, Accounting for Income Taxes.  A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry-forwards. Deferred tax expense (benefit) results from the net change during the years of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

A tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The determination is based on the technical merits of the position and presumes that the relevant taxing authority that has full knowledge of all relevant information will examine each uncertain tax position. Although the Company believes the estimates are reasonable, no assurance can be given that the final outcome of these matters will not be different than what is reflected in the historical income tax provisions and accruals.

Loss per share

Basic loss per share is computed by dividing net loss attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share is calculated by dividing the net loss attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. However, ordinary share equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

All per share amounts for all periods presented herein have been adjusted to reflect the Share Subdivision and 2 for 1 stock dividend on a post-Share Subdivision basis. See Note 17.

Property and Equipment & Depreciation

Property and equipment are stated at historical cost net of accumulated depreciation. Repairs and maintenance are expensed as incurred. Property and equipment are depreciated on a straight-line basis over the following periods:

Equipment	5 years
Furniture and fixtures	5 years
Motor vehicles	10 years

Jiuzi Holdings, Inc.

Notes to the Financial Statements

Intangible Assets & Amortization

Intangible assets are stated at historical cost net of accumulated amortization. Software is amortized on a straight-line basis over the estimated useful life of the software which is three years.

Impairment of Long-Lived assets

The Company accounts for impairment of property and equipment and amortizable intangible assets in accordance with ASC 360, “Accounting for Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of”, which requires the Company to evaluate a long-lived asset for recoverability when there is event or circumstance that indicate the carrying value of the asset may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset or asset group is not recoverable (when carrying amount exceeds the gross, undiscounted cash flows from use and disposition) and is measured as the excess of the carrying amount over the asset’s (or asset group’s) fair value.

New Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires incremental reportable segment disclosures, primarily about significant segment expenses. The amendments also require entities with a single reportable segment to provide all disclosures required by these amendments, and all existing segment disclosures. This guidance is effective for fiscal years beginning after December 15, 2023, and interim periods after December 15, 2024. The Company will adopt this guidance for the year ended October 31, 2024. This guidance is expected to only impact the disclosures with no impact on the results of operations, financial position or cash flows.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvement to Income Tax Disclosures, to enhance the transparency and decision usefulness of income tax disclosures. The guidance includes improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid. This guidance is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is in the process of evaluating when it will adopt this guidance and the potential effects this guidance will have on its disclosures.

Besides the above, the Company’s management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted would have a material effect on the consolidated financial statements.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

NOTE 3 – INVENTORY

Inventory, net consists of the following:

	April 30, 2023	October 31, 2023
Merchandise	$211,108	$840,557
Total, net	$211,108	$840,557

Inventory write-down expense was $nil for the six months ended April 30, 2024 and 2023, respectively.

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable, net consists of the following:

	April 30, 2024	October 31, 2023
Accounts receivable	$42,140	$41,697
Allowance for doubtful accounts	(42,140)	(41,697)
Total, net	-	-

	April 30,	October 31,
	2024	2023
Accounts receivable-related franchisees	$1,767,120	$513,914
Allowance for doubtful accounts	(559,368)	(355,717)
Total, net	$1,207,752	$158,197

The following is a summary of the activity in the allowance for doubtful accounts:

	April 30, 2024	October 31, 2023
Balance at beginning of period	$397,414	$145,664
Provision	248,585	261,301
Effect of translation adjustment	(80,830)	(9,551)
Balance at end	$565,169	$397,414

Bad debt expense (recoveries) was $248,585 and $25,528 for the six months ended April 30, 2024 and 2023, respectively.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

NOTE 5 – SHORT-TERM INVESTMENT

Short-term investment comprised of the following:

	As of April 30, 2024
	Level 1	Level 2	Level 3	Total
Bank deposits	-	$44,198	-	$44,198
	-	$44,198	-	$44,198

	As of October 31, 2023
	Level 1	Level 2	Level 3	Total
Bank deposits	-	$43,733	-	$43,733
	-	$43,733	-	$43,733

NOTE 6 – LOANS RECEIVABLE FRANCHISEES

Loans receivable include amounts due from related franchisees and are presented net of imputed interest and an allowance for estimated loan losses. The loans are provided in the form of credit line to related franchisee to support their operations. These loans are unsecured with a due date of 18 months upon initial drawing.

Management has determined that the 18-month borrowing rate most appropriately captures the financing cost for these loans. Given that the loans are in the form of credit lines to the franchisees that may have varying balances over time, as a practical expedient, management has elected to expense the interest as a cost of revenue at inception rather than amortize the expense over time.

The amounts charged were $nil, and $28,281 for the six months ended April 30, 2024 and 2023, respectively.

The allowance for loan losses represents an estimated amount of net losses inherent in our portfolio of managed receivables as of the applicable reporting date and expected to become evident during the following 12 months.

Each lending request is evaluated by considering the borrower’s financial condition. The Company uses a proprietary model to assign each franchisee a risk rating. This model uses historical franchisee performance data to identify key factors about a franchisee that are considered most significant in predicting a franchisee’s ability to meet its financial obligations. The Company also considers numerous other financial and qualitative factors of the franchisee’s operations, including capitalization and leverage, liquidity and cash flow, profitability, and credit history with the Company and other creditors.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

The Company also consider recent trends in delinquencies and defaults, recovery rates, age of the loans. and the economic environment in assessing the models used in estimating the allowance for loan losses, and may adjust the allowance for loan losses to reflect factors that may not be captured in the models. In addition, the Company periodically consider whether the use of additional metrics would result in improved model performance and revise the models when appropriate. The provision for loan losses is the periodic expense of maintaining an adequate allowance.

An account is considered delinquent when the related franchisee fails to make a substantial portion of a scheduled payment three months after the due date. For purposes of determining impairment, loans are evaluated collectively, as they represent a large group of smaller-balance homogeneous loans, and therefore, are not individually evaluated for impairment.

As these loans are non-interest bearing, the Company recorded a discount to the face amount using an imputed interest rate of 11.75% for the six months ended April 30, 2024 and October 31, 2023   to reflect the fair value of the loan at origination. The imputed interest rate reflects the borrowing rate in the market under similar terms and duration. Direct costs associated with loan originations are not considered material, and thus, are expensed as incurred.

	April 30, 2024	October 31, 2023
Loan to related franchisees, gross	$18,296,645	$17,993,467
Discount based on imputed interest rate of 11.75%	(2,094,046)	(2,072,010)
Loan to franchisees, net of discount	$16,202,599	$15,921,457

	April 30, 2024	October 31, 2023
Loan to franchisees, net of discount	$16,202,599	$15,921,457
Provision for credit losses	(14,207,515)	(11,554,072)
Loan to franchisees, net of discount and allowance	$1,995,084	$4,367,385

The following is a summary of the activity in the allowance for credit loss:

	April 30, 2024	October 31, 2023
Balance at beginning of period	$11,554,072	$7,309,516
Provision for credit losses	2,546,467	4,417,126
Effect of translation adjustment	106,976	(172,570)
Balance at end	$14,207,515	$11,554,072

Credit losses were $2,546,467 and $3,440,368 for the six months ended April 30, 2024 and 2023, respectively. The Company has made additional allowance for credit losses for the six months ended April 30, 2024 due to the aging of the balances and the current market and economic condition.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

The following is a summary of current and non-current loans receivable from franchisees, net of allowance for credit losses:

	April 30, 2024	October 30, 2023
Loans to related franchisees, net of discounts and allowances, current	$1,995,084	$4,367,385

	$1,995,084	$4,367,385

Credit Quality

The Company extends credit to franchisees primarily in the form of lines of credit to purchase vehicles and support their daily operations. Each of the franchisees are assigned to one of four groups according to the risk ratings with Group I demonstrating the best credit history with the Company and Group IV demonstrating the weakest.

●	Group I – strong to superior credit rating;

●	Group II – fair to favorable credit rating;

●	Group III – marginal to weak credit rating; and

●	Group IV – poor credit rating, including franchisees classified as uncollectible.

Generally, the Company suspends credit lines and does not extend further funding to franchisee who are unable to repay the balance within three months after the 18-month deadline.

The credit quality of the loans receivables is evaluated based on the Company’s adjusted aging schedule. The Company regularly reviews the model to confirm the continued business significance and statistical predictability of the model and may make updates to improve the performance of the model.

The credit quality analysis of franchisee loan receivables as follows:

	April 30, 2024	October 31, 2023
Franchisee Financing:
Group I	$43,962	$283,519
Group II	300,119	3,192,491
Group III	3,248,880	6,347,667
Group IV	12,609,638	6,097,780
Balance at end	$16,202,599	$15,921,457

Jiuzi Holdings, Inc.

Notes to the Financial Statements

NOTE 7 – OTHER RECEIVABLES AND OTHER CURRENT ASSETS

Other receivables and other current assets consist of the following:

	April 30,	October 31,
	2024	2023
Deposits placed on cars	-	197,002
Excess input VAT credits	622	7,612
Prepaid expense	50,554,537	38,493
Cash advances to employees	12,412	1,273,224
Total	50,567,571	1,516,331

As of April 30, 2024, the balance of prepaid expenses was $50,554,537.

On December 11, 2023, Shenzhen Jiuzi entered into an agreement with a third party, Beijing YunGuangTong Trading Co., Ltd.(“YunGuangTong”). Shenzhen Jiuzi provided a prepayment in full to YunGuangTong of RMB71.00 million (approximately $9.81 million). Under the agreement, Shenzhen Jiuzi commissioned YunGuangTong to procure72V direct fit lithium batteries for electric motorcycles bearing the Company’s brand logo.

On December 14, 2023, Shenzhen Jiuzi”) entered into an agreement with a third party, Beijing JinYiChangHong Technonogy Co., Ltd.(“JinYiChangHong”). Shenzhen Jiuzi provided a prepayment in full to JinYiChangHong in the amount of RMB88.75 million (approximately $12.26   million). Under the agreement, Shenzhen Jiuzi commissioned JinYiChangHong to procure outdoor portable and rechargeable batteries bearing the Company’s brand logo.

On December 16, 2023, Shenzhen Jiuzi entered into an agreement with a third party, Beijing YanErYouXin Technonogy Co., Ltd.(“YanErYouXin”). Shenzhen Jiuzi provided a prepayment in full to YanErYouXin in the amount of RMB88.75 million (approximately $12.26 million). Under the agreement, Shenzhen Jiuzi commissioned YanErYouXin to procure 220V outdoor portable and rechargeable batteries bearing the Company’s brand logo.

On December 17, 2023, Shenzhen Jiuzi entered into an agreement with a third party, Beijing ShengQi Technonogy Co., Ltd.(“ShengQi”). Shenzhen Jiuzi provided a prepayment in full to ShenQi in the amount of RMB106.5 million (approximately $14.71   million). Under the agreement, Shenzhen Jiuzi commisioned ShegQi to procure and process original Lemiry lithium iron phosphate outdoor portable power banks bearing the Company’s brand logo.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

As of April 30, 2024, the above four prepaid expenses were outstanding for less than 180 days, and according to the Company’s policies, management believes that no impairment was required and that the services and products will be provided within financial year 2024.

NOTE 8 – PROPERTY and EQUIPMENT

Property and equipment, net consists of the following:

	April 30,	October 31,
	2024	2023
At Cost:
Equipment	$57,007	$56,407
Motor vehicles	69,202	87,593
Leasehold improvements	507,154	501,817
Furniture and fixtures	4,786	4,735
	$638,149	$663,946

Less: Accumulated depreciation	381,825	321,191
Total, net	$256,324	$329,361

Depreciation expenses were $64,173 and $101,093 for the six months ended April 30, 2024 and 2023,  respectively.

NOTE 9 – INTANGIBLE ASSETS

Intangible assets, net consist of the following:

	April 30,	October 31,
	2024	2023
At Cost:
Financial software	$15,193	$15,033
Domain name	2,665	2,637
	17,858	17,670
Less: Accumulated amortization	6,175	5,842
Total, net	$11,683	$11,828

Amortization expenses were $273 and $1,077 for the six months ended April 30 2024 and 2023, respectively.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

NOTE 10 – RELATED PARTY TRANSACTIONS

The franchisees are related parties of the Company due to the nominal, symbolic equity interest ownership in the franchisees. The franchisees were originally incorporated with the Company shown as a 51.0% owner and subsequently as a 1.25% owner. The intent of having such ownership percentage in the franchisees was to enable the franchisees to register their respective individual business name to include the words “Jiuzi” as required by the local business bureau. Subsequent to the successful registration by the franchisees and completion of the Company’s obligations under the franchise and license agreement, the Company will decrease its ownership interest in these franchisees to 0%. The Company’s percentage of shareholding is nominal, inconsequential, and symbolic. The Company’s equity interest of 51.0% and 1.25% in the franchisees were symbolic in nature.

The Company did not and does not control the franchisees, exert significant influence over the franchisees, have the power to direct the use of the franchisee’s assets and the fulfillment of their obligations, appoint or dismiss directors, authorized representatives, or executive officers of the franchisees. Management has also determined that the percentage shareholding in the franchisee is not compensatory to the Company in nature, and accordingly, would not be subject to consideration as income under revenue recognition criteria. The Company did not contribute any permanent equity capital in these franchisees and if these franchisees were to incur substantial losses and accumulate significant liabilities, the Company is not obligated to absorb such losses on behalf of the franchisees. Accordingly, the management has determined that the financial positions and results of operations of these franchisees should not be included as part of the Company’s consolidated financial statements.

In addition, the Company did not and will not receive any actual ownership interest in the franchisees, nor receive any benefits from being a 51% or 1.25% owner in the franchisees. Any after tax profits generated by the franchisees that are potentially distributable to the Company are governed by the royalty agreements between the Company and the franchisee not the shareholding percentage. Accordingly, the management has determined that the ownership interest is not part of the initial franchise fee.

Accounts receivable from related franchisees comprised of the following:

	April 30,	October 31,
	2024	2023
Yulin Jiuzi New Energy Automobile Co., Ltd	$-	$15,055
Zhejiang Jiuzi New Energy Network Technology Co., Ltd.	22,099	38,267
Jiuzi Haoche (Hangzhou) Automobile Service Co., Ltd.	1,185,653	104,875
Total	$1,207,752	$158,197

The above accounts receivable were derived from sales of vehicles supplied by the Company to franchisees without any special payment terms. Sales revenues derived from franchisees were $nil and $nil for the six months ended April 30, 2024 and 2023, respectively

Jiuzi Holdings, Inc.

Notes to the Financial Statements

Loans to franchisees consist of the following (See Note 6 for details):

	As of April 30, 2024				As of October 31, 2023
	Gross	Discount	Allowance	Net	Gross	Discount	Allowance	Net
Jiangsu Changshu	$423,316	$42,190	$308,582	$72,544	$417,558	$41,746	$269,107	$106,705
Shandong Dongming	443,549	74,365	293,571	75,613	437,733	73,583	195,571	168,579
Jiangxi Gao’an	593,050	71,735	462,553	58,761	586,809	70,980	393,844	121,985
Hunan Huaihua	782,018	85,261	542,905	153,852	773,378	84,364	428,430	260,584
Jiangxi Jiujiang	296,464	33,080	246,503	16,881	293,344	32,732	220,333	40,279
Hunan Liuyang	356,923	48,980	291,150	16,793	345,227	48,464	242,666	54,097
Hunan Loudi	549,312	64,044	455,962	29,307	542,151	63,370	393,419	85,362
Hunan Pingjiang	374,747	46,432	314,042	14,273	368,809	45,944	268,849	54,016
Jiangxi Pingxiang	535,685	69,138	447,203	19,345	529,194	68,410	383,013	77,771
Henan Puyang	586,401	76,414	486,772	23,214	575,447	75,610	378,500	121,337
Fujian Quanzhou	467,948	51,807	375,742	40,400	460,974	51,261	349,604	60,109
Jiangxi Wanzai	558,570	60,748	454,325	43,497	552,692	60,109	379,254	113,329
Jiangxi Xinyu	951,986	109,113	799,227	43,646	941,216	107,965	633,558	199,693
Jiangxi Yichun	142,353	11,288	103,650	27,415	131,767	11,169	93,683	26,915
Jiangxi Yudu	522,188	67,021	418,657	36,510	516,693	66,316	337,587	112,790
Guangdong Zengcheng	452,363	54,119	380,397	17,847	444,028	53,549	374,109	16,370
Jiangxi Shanggao	605,226	70,365	461,996	72,865	598,092	69,625	338,890	189,577
Shandong Heze	849,505	101,415	674,388	73,702	840,565	100,348	548,779	191,438
Jiangxi Ganzhou	143,055	14,371	111,667	17,018	141,550	14,220	102,702	24,628
Hunan Liling	83,782	7,830	65,555	10,397	82,490	7,748	48,767	25,975
Hunan Zhuzhou	153,526	15,455	115,129	22,942	146,580	15,292	97,531	33,757
Hunan Changsha	9,668	1,055	6,014	2,600	9,567	1,044	3,987	4,536
Guangxi Guilin	39,828	4,679	25,049	10,100	39,409	4,629	16,353	18,427
Hunan Chenzhou	513,158	60,239	425,314	27,605	498,383	59,605	351,372	87,406
Jiangxi Ji’an	624,557	67,851	487,230	69,475	617,985	67,137	412,712	138,136
Guangxi Nanning	173,570	19,513	143,755	10,301	171,196	19,308	138,408	13,480
Hunan Leiyang	811,695	74,948	554,400	182,347	803,153	74,159	448,545	280,449
Guangdong Dongguan Changping	470,118	54,325	340,021	75,772	462,780	53,753	251,795	157,232
Hunan Changsha County	62,430	7,301	52,782	2,347	61,500	7,224	50,615	3,661
Guizhou Zunyi	251,074	28,683	188,537	33,854	248,432	28,381	157,266	62,785
Jiangsu Xuzhou	233,367	27,414	197,723	8,230	230,911	27,125	191,017	12,769
Hunan Yongxing	238,222	28,721	191,656	17,845	235,155	28,419	180,522	26,214
Hunan Hengyang	170,219	19,996	125,734	24,489	168,427	19,785	99,770	48,872
Hainan Sanya	129,059	15,161	97,284	16,614	127,701	15,001	68,617	44,083
Hunan Changsha Yuhua	587,078	58,419	414,845	113,814	580,900	57,804	295,964	227,132
Shandong Heze Dingtao	580,194	61,664	419,875	98,655	574,066	61,015	298,098	214,953
Shandong Heze Yuncheng	469,676	55,173	373,798	40,704	464,733	54,593	289,754	120,386
Shandong Heze Gaoxin	96,753	6,498	68,914	21,341	95,735	6,430	52,477	36,828
Shandong Zouping	63,535	7,464	50,815	5,256	62,866	7,385	44,670	10,811
Shandong Juye	470,713	48,800	381,389	40,523	465,717	48,288	324,584	92,845
Shandong Juancheng	494,606	53,226	390,900	50,480	489,401	52,668	285,428	151,305
Shandong Shanxian	484,850	58,576	363,922	62,351	479,725	57,960	256,232	165,533
Jiangxi Zhangshu	67,679	7,950	51,310	8,418	66,966	7,867	44,920	14,179
Guangdong Foshan	97,582	11,463	82,677	3,441	96,555	11,342	72,856	12,357
Jiangxi Jingdezhen	78,728	9,248	53,133	16,347	77,900	9,151	35,833	32,916
Guangxi Yulin	394,774	46,365	323,285	25,124	390,538	45,877	303,523	41,138
Shandong Heze Cao County	428,262	51,928	361,203	15,131	423,733	51,382	264,877	107,474
Dongguan Nancheng	5,525	649	3,475	1,401	5,467	642	2,269	2,556
Hubei Macheng	150,192	11,729	84,982	53,481	98,797	11,606	40,995	46,196
Shandong Jining Liangshan	13,812	1,623	8,687	3,503	13,667	1,605	5,672	6,390
Guangdong Zhanjiang	36,256	4,259	22,803	9,195	35,875	4,214	14,886	16,775
Hunan Hengyang Shigu	20,718	2,434	13,030	5,254	20,500	2,408	8,506	9,586
Jiangxi Ji’an Yongfeng	19,751	2,190	12,277	5,283	19,133	2,167	7,957	9,009
Hunan Changde	37,983	4,462	23,888	9,632	37,583	4,415	15,594	17,574
Hunan Shaoyang	13,812	-	7,354	6,458	13,667	-	6,023	7,644
Hunan Yongzhou	13,812	-	7,354	6,458	13,667	-	6,023	7,644
Hunan Ningxiang	6,906	-	3,677	3,229	6,833	-	3,011	3,822
Guangxi Nanning Jiangnan	41,436	4,868	26,060	10,508	41,000	4,816	17,013	19,171
Jiangxi Shangrao	12,583	-	6,665	5,918	12,081	-	5,324	6,757
Anhui Bengbu	6,630	-	3,175	3,455	2,733	-	1,204	1,529
Zhejiang JinHua	3,867	-	2,549	1,319	2,733	-	1,204	1,529
Total	$18,296,645	$2,094,046	$14,207,515	$1,995,084	$17,993,467	$2,072,010	$11,554,072	$4,367,385

Jiuzi Holdings, Inc.

Notes to the Financial Statements

The above loans were advanced to the Company’s franchisees as working capital to support their operations. Such advances are due within 18 months.

Accounts payable to franchisees consist of the following:

	April 30,	October 31,
	2024	2023
Yudu Jiuzi New Energy Automobile Co., Ltd.	$7,044	$6,970
Total	$7,044	$6,970

The above accounts payable were derived from vehicles purchased by the Company from the franchisees as inventory on a needed basis without any special payment terms.

Contract liability – related party consists of the following:

	April 30,	October 31,
	2024	2023
Current Portion
Unearned franchise fees	$12,592	$15,466
Customer deposits	-	41,000
	12,592	56,466
Non-current Portion
Total, net	$12,592	$56,466

Unearned franchise fees consist of the following:

	April 30,	October 31,
	2024	2023
Unearned franchise fees – current
Zhejiang Hangzhou Xiaoshan Agent	$1,658	$2,050
Hunan Changsha Yuelu Agent	1,726	2,118
Hunan Yueyang Xiangyin Agent	1,726	2,118
Hunan Yueyang Yueyang Lou Agent	1,726	2,118
Guangdong Zhongshan City Agent	5,756	7,062
Total	$12,592	$15,466

Jiuzi Holdings, Inc.

Notes to the Financial Statements

The deferred revenues above were derived from initial franchise fee payments received in advance for services which have not yet been performed. The initial franchise fees include a series of performance obligations and an indefinite license to use the Company’s trademark. Amounts are recognized as advances when received, and are recognized as deferred revenues when the minimum amount required under the franchise or license agreement is attained. The payments are received in advance progressively and are not refundable once certain conditions in the franchise agreements are met. Such amounts are recognized as revenue when the Company performs the initial services required under the franchise or license agreement, which is generally when a specific performance obligation is completed or when and if the franchise or license agreement is terminated.

Related parties receivables comprised of the following:

	April 30,	October 31,
	2024	2023
Mr. Bo Bai	$-	$23,165
Jiuzi Haoche (Hangzhou) Automotive Service Co., Ltd	13,534	846
Mr. Xuemei Rang	147,788	146,233
Mr. Shuibo Zhang	18,922	80,496
Mr. Qi Zhang	3,002	3,753
Mr. Ruchun Huang	30,703	30,432
Zhejiang Jiuzi New Energy Network Technology Co., Ltd	226,979	172,544
Hangzhou Jiuyao New Energy Automobile Technology Co. Ltd.	733,317	-
Total	$1,174,245	$457,469

As of April 30, 2024 and October 31, 2023, the Company has outstanding receivables of $13,534 and $846, respectively, due from the Company’s shareholder, Jiuzi Haoche (Hangzhou) Automotive Service Co., Ltd. (“Haoche”). The amounts were for space rental and utilities payable to the Company. The advances were considered due on demand in nature and have not been formalized by a promissory note and are non-interest bearing.

As of April 30, 2024 and October 31, 2023, the Company had outstanding receivables of $147,788 and $146,233, respectively, due from Mr. Xuemei Rang, the Company’s shareholder, director, and officer. The amount was the consideration for the sale by the Company of its former subsidiary Zhejiang Jiuzi New Energy Network Technology Co., Ltd. to Mr. Rang, which closed in September 2024. Such Consideration was not paid by Mr. Rang  to date.

As of April 30, 2024 and October 31, 2023, the Company had outstanding receivables of $3,002 and $3,753, respectively, from Mr. Qi Zhang, the Company’s vice president of marketing .. The amount was advanced to Mr. Zhang for travel expenses. The advances were considered due on demand in nature and have not been formalized by a promissory note and are non-interest bearing and due on demand without a specified maturity date.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

Related party payables consist of the following:

	April 30, 2024	October 31, 2023
Zhejiang Jiuzi New Energy Network Technology Co., Ltd	$392,303	-
Mr. Shuibo Zhang	206,278	-
Total	$598,581	-

As of April 30, 2024 and October 31, 2023, the Company had outstanding payables of $206,278 and $nil, respectively, to Mr. Shuibo Zhang, the Company’s shareholder, director, and officer. The amount was advanced by Mr. Zhang to help cover emergency and incidental cash needs. The payables were considered due on demand in nature and are non-interest bearing.

NOTE 11 – DEFERRED INCOME AND OTHER LONG TERM LIABILITIES

Deferred income consists of the following government grants which have not yet been earned:

	April 30,	October 31,
	2024	2023
Subsidy for the maintenance and repair of office	$174,721	$172,883
Total	$174,721	$172,883

Jiuzi Holdings, Inc.

Notes to the Financial Statements

NOTE 12 – LEASES

The Company has one operating lease for its corporate office and retail store. The current lease agreement is for the period from August 1, 2021 to July 31, 2026. The Company does not expect to receive the subsidy from PRC government as the Company may not meet the requirement of paying RMB 20 million in income taxes to the government, therefore the specific deferred government subsidy was not recognized.

Operating lease right-of-use assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The discount rate used to calculate present value is incremental borrowing rate or, if available, the rate implicit in the lease. The Company determines the incremental borrowing rate for each lease based primarily on its lease term in PRC which is approximately 4.75%.

Operating lease expenses of the office and retail store were $88,754 and $83,306 for the six months ended April 30, 2024 and 2023, respectively.

The components of lease expense and supplemental cash flow information related to the lease for the period are as follows:

Six Months Ended
April 30, 2024
Lease Cost
Operating lease cost (included in general and administrative expenses and cost in the Company’s statement of operations)	$88,754

Other Information
Cash paid for amounts included in the measurement of lease liabilities	$88,754
Weighted average remaining lease term – operating leases (in years)	2.25
Average discount rate – operating lease	4.75%

Jiuzi Holdings, Inc.

Notes to the Financial Statements

The supplemental balance sheet information related to the lease is as follows:

	April 30,	October 31,
	2024	2023
Operating lease
Right-of-use assets	$398,026	$473,246

Operating lease liabilities	$339,227	$327,794

The undiscounted future minimum lease payment schedule as follows:

For the fiscal years ended October 31,	Amounts
2024 (six months from May 1, 2024 to October 31, 2024)	$88,199
2025	176,398
2026	74,630
Total	$339,227

NOTE 13 – CONVERTIBLE DEBENTURES

Interest expense related to convertible debentures that were repaid in June, 2023 was $239,325 for the six months ended April 30, 2023.

NOTE 14 – TAXES PAYABLE

Taxes payable comprised of the following:

	April 30,	October 31,
	2024	2023
Value-added tax, net	$957,760	$868,805
Company income tax	1,720,195	1,702,093
Other taxes	117,226	115,981
Total	$2,795,181	$2,686,879

NOTE 15 – CONTRACT LIABILITY

Contract liability consists of the following:

	April 30,	October 31,
	2024	2023
Customer deposits for car purchase	$190,989	$971,525
Total, net	$190,989	$971,525

Contract liability – related party See Note 10 for details.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

NOTE 16 – SHAREHOLDERS’ EQUITY

As of April 30, 2024 and October 31, 2023, the Company had 135,301,969 and 4,065,609 shares issued and outstanding.

On October 31, 2020, pursuant to a special resolution adopted by its shareholders to amend and restate the Company’s memorandum and articles of association, the Company conducted a subdivision of its par value with each share of a par value of $0.09 of the authorized share capital of the Company (including issued and unissued share capital) being subdivided into 5 shares of par value $0.018 each (the “Share Subdivision”). Immediately following the Share Subdivision, the authorized share capital of the Company was $27,778 divided into 2,777,778 shares of par value $0.018 each, and the total issued and outstanding shares were 277,778.

Subsequent to the Share Subdivision on October 31, 2020, the Company increased its authorized share capital from 2,777,778 shares to 8,333,333 shares with a par value of $0.018 per share, and issued a stock dividend on 2 for 1 post-Share Subdivision basis, whereby each shareholder holding 1 share was issued an additional 2 shares; therefore, a total of 555,556 shares were issued; immediately following this transaction, there were a total of 833,333 shares issued and outstanding.

On May 20, 2021, we issued 288,889 ordinary shares to investors in connection with the closing of our initial public offering at the offering price of $90.00 per share.

On October 28, 2022, the Company issued 11,111 ordinary shares to a non-related party as service compensation for $60,000

In the year ended October 31, 2022, the Company also issued 162,139 ordinary shares for the conversion of a note payable in the amount of $2,236,684.

In the year ended October 31, 2023, the Company issued 598,943 ordinary shares for conversion of a note payable in the amount of $1,720,800, issued 1,925,259 ordinary shares in consideration of net cash proceeds in the amount of $3,568,599, and issued 177,778 ordinary shares compensation payable in the amount of $ 2,717,326 to YA II PN LTD, an institutional  investor.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

On November 30, 2023, pursuant to a special resolution adopted by its shareholders, the authorized share capital of the Company was increased from US$150,000.00 divided into 1,000,000,000 shares, each of a par value of US$0.00015 each.

On January 18, 2024, the Company filed a registration statement on Form S-8 with the Securities and Exchange Commission relating to the registration under the United States Securities Act of 1933, of up to 17,600,000 ordinary shares, par value US$0.00015 per share, issuable under its 2024 Equity Incentive Plan. The plan was approved by the Board of Directors of the Company on January 12, 2024.

On February 15, 2024, pursuant to a special resolution adopted by its shareholders to amend and restate the Company’s memorandum and articles of association, the Company increased the authorized share capital by the sum of US$9,600,000 by the creation of 64,000,000,000 shares of par value of US$0.00015 each, such that the total authorized share capital of the Company is US$9,750,000 divided into 65,000,000,000 Shares of par value US$0.00015 each.

The Company’s shareholders approved by an ordinary resolution, immediately following the share capital increase, a share consolidation or reverse stock split, of the Company’s ordinary shares at a ratio of one-for-thirteen such that each thirteen ordinary shares were combined into one ordinary share (the “Share Consolidation”). After the Share Consolidation, the Company’s authorized share capital was US$9,750,000 divided into 5,000,000,000 ordinary shares of a par value of US$0.00195 each.

The Board of Directors passed resolutions on May 10, 2024, to establish this date as the effective date for the share splits. All share and per share data have been retroactively restated to reflect the reverse stock split effected on May 10, 2024.

Reverse Stock Split

On July 7, 2023, our Board of Directors declared a reverse share split at a ratio of 1-for-18 shares having a par value of $0.001 per share with effect from July 10. Following the reverse split, the shares had a par value of $0.018 per share. There was no effect on total stockholders’ equity. All references made to share or per share amounts in the accompanying consolidated financial statements and applicable disclosures have been retroactively adjusted to reflect the effects of the reverse stock split.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

Private Placement

On April 28, 2023, the Company entered into a subscription agreement with selected non-affiliated accredited investors (collectively, the “Investors”). Pursuant to the subscription agreement, the Company soldan aggregate of 8,000,000 units at a price of $0.15 per unit for an aggregate purchase price of $1,200,000 in the private placement. Each unit was comprised of one (1) ordinary share and five (5) warrants to purchase one ordinary share (collectively, the “Warrants”). Each Warrant is exercisable to purchase one ordinary share at a price of $0.35 per share at any time during the six (6) months after the closing (November 5, 2023). The closing occurred on May 5, 2023, and the Company received proceeds of $1.2 million. On September 12, 2023, the Company entered into a securities purchase agreement with certain non-affiliated accredited investors pursuant to which the Company sold an aggregate of 62,242 restricted ordinary shares of the Company for gross proceeds of $66,600. The offering closed on September 18, 2023.

On October 20, 2023, the Company entered into certain securities purchase agreement with certain “non-U.S. Persons”, pursuant to which the Company sold an aggregate of 113,636,360 units (the “Units”), each Unit consisting of one ordinary share of the Company and a warrant to purchase three ordinary shares with an initial exercise price of $1.10 per share, at a price of $0.44 per Unit, for an aggregate purchase price of approximately $50 million. The Offering closed on December 21, 2023. The warrants were exercisable immediately upon the date of issuance at an initial exercise price of $1.10, for cash. The warrants may also be exercised on a cashless basis if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the underlying ordinary shares. The warrants will expire five years from the date of issuance and are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions.

NOTE 16 – SEGMENTS AND GEOGRAPHIC INFORMATION

The Company believes that it operates in two business segments which consist of sales of NEVs and franchise services; and it operates in one geographical location, the PRC. The Company disaggregates its revenue into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

Sales of goods revenues consist of sales of vehicles to third party customers and to the franchisees. Franchise services revenues consist of initial fees and ongoing royalties from the franchisees. Under the franchise arrangement, franchisees are granted the right to operate retail stores using the Company’s Jiuzi brand and system. Other service revenues include the sublease of vehicles to third party customers with a mark-up to the rental price.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

Sales revenues consist of the following:

	Six Months Ended
	April 30, 2024		April 30, 2023
NEVs sales	$2,278,353	100%	$573,139	93%
Franchisee services revenues	2,885	-%	13,527	2%
Other service revenues	-	-%	28,149	5%
Total	$2,281,238	100%	$614,815	100%

Direct costs consist of the following:

	Six Months Ended
	April 30, 2024		April 30, 2023
NEVs sales	$2,322,140	100%	$697,268	93%
Franchisee services revenues	1,668	-%	28,275	4%
Other service revenues	-	-%	25,879	3%
Total	$2,323,808	100%	$751,422	100%

Gross profit (loss) consist of the following:

	Six Months Ended
	April 30, 2024		April 30, 2023
NEVs sales	$(43,787)	(2)%	$(124,129)	(22)%
Franchisee services revenues	1,217	42%	(14,748)	(109)%
Other service revenues	-	-%	2,270	8%
Total	$(42,570)	(2)%	$(136,607)	(22)%

Jiuzi Holdings, Inc.

Notes to the Financial Statements

NOTE 17 – INCOME TAX

The Company is subject to profits tax rate at 25% for income generated for its operation in the PRC. Net operating losses can be carried forward for no longer than five years starting from the year subsequent to the year in which the loss was incurred.

The net taxable income (losses) before income taxes and its provision for income taxes comprised of the following:

	Six Months Ended
	April 30, 2024	April 30, 2023
Loss attributed to the PRC	$(15,887,520)	$(6,332,397)
PRC statutory tax rate	25%	25%
Income tax expense at statutory rate	-	-
PRC tax prepayment	-	20
Income tax expense	$-	$20

NOTE 18 – COMMITMENTS AND CONTINGENCIES

The Company has filed civil suits against certain vendors for failing to deliver purchased vehicles according to the terms of the agreements. The Company demanded that the vendors refund the advances paid and compensate the Company for liquidated damages. The details are shown as follows.

Suppliers (Defendant)	Status of the case (1)	Amount involved (USD equivalent)
Shengzhou Baiyuan New Energy Vehicle Technology Co.	Successful	$1,825,816
Jiangsu Yakai Auto Sales & Service Co.	Settled out-of-court	368,989
Hengyang Jiuziming Chehui Automobile Sales and Service Co., Ltd.	Successful	36,907
Hangzhou Shicheng Auto Trading Co.	Successful	303,413
Nanning Huangyang Auto Sales Co.	Successful	100,949
Nanning Huangyang Auto Sales Co	Successful	75,392
Nanning Huangyang Auto Sales Co	Successful	48,592
Nanning Huangyang Auto Sales Co	Successful	17,338
Shanghai Aichi Yiwei Automobile Sales Co., Ltd	Pending	172,644
Guangxi Runyin Automobile Sales Co., Ltd	Pending	147,041
Gui’an New District Xinte Electric Vehicle Industry Co., Ltd.	Successful	27,333
Total		$3,124,414

(1)	The awarded damages have been collected by the Company.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

NOTE 19 – CONCENTRATIONS, RISKS AND UNCERTAINTIES

Credit risk

Cash deposits are held in financial institutions in the PRC, which deposits are not insured. Accordingly, the Company has a concentration of credit risk related to the uninsured part of bank deposits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk.

Concentrations

The Company has a concentration risk related to suppliers and customers. Failure to maintain existing relationships with the suppliers or customers to establish new relationships in the future could negatively affect the Company’s ability to obtain goods sold to customers in a price advantage and timely manner. If the Company is unable to obtain ample supply of goods from existing suppliers or alternative sources of supply, the Company may be unable to satisfy the orders from its customers, which could materially and adversely affect revenues.

The concentration on sales revenues generated by customers type comprised of the following:

	Six Months Ended
	April 30, 2023		April 30, 2022
Third party sales revenues	-	-%	$573,139	93%
Related party sales revenues	$2,278,353	100%	-	-%
Third party franchise revenues	-	-%	-	-%
Related party franchise revenues	2,885	-%	13,527	3%
Third party other revenues	-	-%	28,149	4%
Related party other revenues	-	-%	-	-%
Total	$2,281,238	100%	$614,815	100%

The concentration of sales revenues generated by third-party customers consist of the following:

	Six Months Ended
	April 30, 2023		April 30, 2022
Customer A	-	-%	$88,189	10%
Customer B	-	-%	166,337	18%
Customer C	-	-%	270,120	29%
Customer D	-	-%	140,275	15%
Total	-	-%	$664,921	72%

NOTE 20 – DISPOSAL OF SUBSIDIARY

The Company holds 100% of the equity interest of Hangzhou ZiTongChe Technology Co., Ltd. (“Hangzhou ZhiTongChe”), a company organized under the laws of the PRC. Hangzhou ZhiTongChe held 51% of the equity interest of Hangzhou Jiuyao Bew Energy Automobile Technology Co., Ltd. (“Hangzhou Jiuyao”), a company incorporated under the laws of the PRC. On January 24, 2024, Hangzhou ZhiTongChe completed the transfer of its ownership interest in Hangzhou Jiuyao to Mr Shuibo Zhang, a related party for a total price of RMB5,998 (approximately $6,000), which sale was approved at the special shareholders meeting of the Company held on November 30, 2023.

NOTE 21 – SUBSEQUENT EVENTS

Resignation of Officer

On July 31, 2024, Mr. Francis Zhang resigned from his position as the chief financial officer of the Company, effective immediately.

Appointment of Officer

On August 15, 2024, the board of directors of the Company appointed Mr. Huijie Gao as the CFO of the Company to fill the vacancy resulting from Mr. Zhang’s resignation.